Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Unitholders and Board of Managers

New York REIT Liquidating LLC:

We consent to the incorporation by reference in the registration statement (No. 333-226269) on Form S-4 of New York REIT Liquidating LLC (the Company) of our report dated March 13, 2020, with respect to the consolidated statements of net assets (liquidation basis) of the Company as of December 31, 2019 and 2018, the related consolidated statements of changes in net assets (liquidation basis) for each of the years in the three-year period ended December 31, 2019, 2018 and 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of New York REIT Liquidating LLC.

Our report on the consolidated financial statements refers to a change in the basis of accounting to the liquidation basis.

/s/ KPMG LLP

New York, New York
March 16, 2020